

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-11763

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

STATEMENT OF FINANCIAL CONDITION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

William O'Neil & Co. Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles	California	90066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don H. Drake — (310) 448-6800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – *if individual, state last, first, middle name*)

633 West Fifth Street	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of WILLIAM O'NEIL & CO. INCORPORATED, as of December 31, 2001, is true and correct. We further affirm that neither the firm of William O'Neil & Co. Incorporated, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

In addition, as an allied member of the NEW YORK STOCK EXCHANGE, INC., we affirm that the accompanying financial statement as of December 31, 2001 will promptly be made available to those WILLIAM O'NEIL & CO. INCORPORATED members or allied members whose signatures do not appear below.



William J. O'Neil
Chief Executive Officer



Don H. Drake
Chief Financial Officer

Subscribed and sworn to before me this 21st day of February 2002.



Notary Public


HEATHER O'CONNOR
Commission # 1262101
Notary Public - California
Los Angeles County
My Comm. Expires Apr 28, 2004

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Investment
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder and Board of Directors of
William O'Neil & Company Incorporated:

We have audited the accompanying consolidated statement of financial condition of William O'Neil & Company Incorporated (a California corporation and an indirect wholly owned subsidiary of Data Analysis Incorporated) and subsidiaries (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of William O'Neil & Company Incorporated and subsidiaries as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Los Angeles, California
February 21, 2002

WILLIAM O'NEIL & COMPANY INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2001

Assets

	2001
Cash and cash equivalents (including securities purchased under agreements to resell of $1,100,000)	$10,995,537
Receivable from correspondent broker	243,700
Receivable from affiliates	2,172,660
Receivable from research publications, net of allowance for bad debt of $263,770	260,042
Exchange memberships, at cost	523,308
Computer, equipment and leasehold improvements, net of accumulated depreciation and amortization of $6,971,190	2,952,136
Other assets	150,089
Total assets	$17,297,472

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$ 3,779,203
Payable to correspondent broker	16,767
Payable to affiliates:	
Income taxes	415,011
Other	227,740
Other liabilities	1,426,700
Deferred revenue	3,403,224
Total liabilities	9,268,645
Commitments and contingencies (Note 4)	
Class A voting common stock; $.20 par value, 5,000,000 authorized shares, 647,100 shares, issued and outstanding	129,420
Additional paid-in capital	4,061,397
Retained earnings	3,838,010
Total stockholder's equity	8,028,827
Total liabilities and stockholder's equity	$17,297,472

The accompanying footnotes are an integral part of this consolidated statement of financial condition.

WILLIAM O'NEIL & COMPANY INCORPORATED AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2001

1. The Company

William O'Neil & Company Incorporated (WON & Co.) is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Data Systems Incorporated (ODS), which is a wholly owned subsidiary of Data Analysis Incorporated (the Parent). WON & Co. is a member of the National Association of Securities Dealers and the New York Stock Exchange.

FINADCO, a California corporation, is a wholly owned subsidiary of WON & Co. and is an advertising agency primarily for the activities of the Parent and related entities.

Daily Graphs Incorporated (DGI), a California corporation, is a wholly owned subsidiary of WON & Co. and is a publisher of stock market research periodicals.

WON & Co. and subsidiaries (the Company) sell research and advisory services to financial institutions and fund managers. The Company is an introducing broker on a fully disclosed basis and clears all customer transactions through Broadcort Capital Corporation (Clearing Broker), a wholly owned, fully guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith, Inc. In the opinion of management, WON & Co. has complied with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission throughout the year ended December 31, 2001.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker and dealer industry. The consolidated financial statement include the accounts of WON & Co. and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The preparation of consolidated financial statements in accordance with GAAP requires management to make certain estimates and assumptions which affect the amounts of reported assets and liabilities as well as contingent assets and liabilities as of the date of these financials statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results may differ.

Cash and Cash Equivalents

Cash and cash equivalents consists primarily of cash in banks and highly liquid investments with original maturities of ninety days or less and a $100,000 deposit with WON & Co.'s clearing broker.

Securities Purchased Under Agreements to Resell

Included in cash and cash equivalents are transactions involving purchases of securities under agreements to resell which are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned

under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral pledged when appropriate.

Receivable from Correspondent Broker

Receivable from correspondent broker represents commissions not received as of December 31, 2001. Such amounts were subsequently received by the Company.

Computer, Equipment and Leasehold Improvements

Computer, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Computer and equipment depreciation is primarily computed using accelerated and straight-line methods over periods ranging from three to five years. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Exchange Memberships

Exchange memberships are recorded at cost, adjusted for any permanent impairment in value.

Commissions

Institutional research and commission income primarily consists of commission revenue for executing securities trades and for delivery of investment research and advisory services. Revenue received for research publications to be delivered in future periods is recorded as deferred revenue and accreted into income over the term of the subscription as the product is delivered. Commissions and related clearing expenses are recorded on a trade date basis as such transactions occur.

Included in institutional research and commission income is commission generated from soft dollar customers. The term "soft dollar" is used to describe the arrangements whereby the Company provides research to institutional customers in return for trade order flow from that customer which, in turn, generates commission income for the Company. The Company analyzes commission income generated from soft dollar customers and the research provided to soft dollar customers and accrues a liability for future research due. This liability is included in other liabilities as of December 31, 2001 in the accompanying statement of financial condition.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed separate tax returns and the amount of current tax provision or benefit is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or receivable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments

GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value either due to their short-term nature or market rates of interest.

Recent Accounting Pronouncements

The issuance of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133) established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments imbedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires a company to formally document, designate and assess the effectiveness of transactions that received hedge accounting. This statement has been amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133." The Company adopted SFAS No. 133 as of January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on its financial position.

In September 2000, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of SFAS No. 125" was issued. As of December 31, 2001, the Company has adopted the provisions of SFAS No. 140. The adoption of SFAS No. 140 did not have an impact on the Company's financial condition.

On June 30, 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. The Company was required to adopt SFAS No. 141 upon issuance. As such, all business combinations for which the Company may prospectively enter must be accounted for as purchase transactions. The Company will adopt SFAS No. 142 on January 1, 2002. The adoption of SFAS No. 142 ceases the current amortization of goodwill and will instead be subject to at least an annual assessment for impairment by applying a fair-value-based test. The Company does not have any goodwill or identifiable intangibles as of December 31, 2001.

In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The purpose of this statement is to develop consistent accounting for asset retirement obligations and related costs while providing more information about the future cash outflows, leverage and liquidity of such assets. This statement will become effective for the Company on January 1, 2003 and is not expected to have a material effect on the Company's financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes or amends previous pronouncements including SFAS No. 121, APB Opinion No. 30, and Accounting Research Board No. 51. The Company is required to adopt this statement on January 1, 2002. The adoption of this statement to did not have a material effect on the Company's financial position.

3. Capital

The Company's authorized capital structure is as follows:

	Shares Authorized	Shares Outstanding
Cumulative preferred, 8 percent, $1,000 par value	300	-
Voting common stock, Class A, $.20 par value	5,000,000	647,100
Nonvoting common stock, Class B, $.20 par value	1,000,000	-

4. Commitments and Contingencies

Commitments

On September 10, 1999, the Parent leased property under a capital lease for its headquarters, which also includes the headquarters of the Company. Rental expense under this capital lease, as discussed in Note 6, is shared pro-rata among all affiliates of the Parent, including the Company, on terms and conditions that in substance represent operating leases between the Parent and each of its subsidiaries. The Company's future minimum lease payments total $ 6,596,804 as follows:

Year Ending December 31,	
2002	$ 373,404
2003	373,404
2004	373,404
2005	373,404
2006	373,404
Thereafter	4,729,784

Contingencies

The Company is contingently liable for unsecured customer receivables resulting from transactions executed through its clearing broker. No such unsecured receivables existed at December 31, 2001.

Litigation

The Company is routinely involved in various claims and legal actions which are handled and defended in the ordinary course of business. Management believes, based in part upon consultation with legal counsel, that such claims and legal actions, both individually and in the aggregate, will not have a material effect on the Company's financial condition.

5. Net Capital Requirements - SEC Rule 15c3-1

WON & Co., as a registered broker and dealer in securities and a member of the National Association of Securities Dealers and the New York Stock Exchange, is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Commission. The SEC requires all registered brokers and dealers in securities to calculate net capital on a periodic basis and to maintain compliance with the Rule at all times. Net capital is the broker and dealer in securities' net worth adjusted for certain nonallowable assets, certain operational capital charges, and potential adverse fluctuation in the value of security inventories. The purpose of the net capital computation is to determine that the broker and dealer in securities' net liquid assets are adequate in the event of sudden adverse business conditions. The Rule was adopted to create a uniform capital requirement for all registered brokers and dealers in securities and to ensure that brokers and dealers in securities maintain minimum levels of liquid assets to support the volume and risk of the business in which they are engaged.

At December 31, 2001, WON & Co.'s net capital computed in accordance with the "alternative" net capital method allowed by the Rule, was $2,422,246, compared to a minimum requirement of $250,000. WON & Co. is restricted as to the withdrawal of equity capital without written notice to the New York Stock Exchange.

6. Related-Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the consolidated statement of financial condition. As of December 31, 2000, receivables from affiliates outstanding were aged less than 180 days. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which

may be required.

As discussed in Note 4, the Parent entered into a capital lease on September 10, 1999 for the Parent's headquarters, which include the premises occupied by the Company. The Parent has made arrangements with each of its subsidiaries, including the Company, to allocate payments under this capital lease pro rata to each subsidiary on terms similar to that of an operating lease. The lessor is 12655 LLC, which is owned by the same party that owns the Parent.

7. Employee Benefit Plan and Deferred Compensation Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust in 1990 (the Plan). The Plan covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 20 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company has not contributed to the Plan.

The Company established a separate deferred compensation plan for some of its employees in 1995. Under the terms of this plan, employees can defer part of their salary, which is invested by the Company. Any fluctuations in the fair market value of these investments will increase or decrease the amount that will ultimately be paid to employees. The assets of the deferred compensation plan were withdrawn by the employees due to termination of the plan in May 2001 and therefore carries no balance at December 31, 2001.

8. Income Taxes

The Company files a consolidated income tax return with the Parent. It has a tax sharing arrangement with the Parent under which, and pursuant to SFAS No. 109, it provides current and deferred tax expense as if it were a separate taxpayer (separate return basis). The calculated provision represents the Company's tax obligation to its Parent and the Company periodically remits such amounts representing taxes currently payable. Under this arrangement, the benefit of the net deferred tax asset is recognized by the Company in the year the asset originates.

In accordance with the tax sharing arrangement with the Parent, income taxes payable to the Parent at year end of $415,011 include deferred tax provisions of $381,856 applicable to the following deferred tax assets (liabilities):

State Taxes	349,469
Computer, Equipment & Leasehold Improvements	(146,393)
Accruals & Reserves	447,984

The most significant difference between the Company's effective tax rate (39.7 percent) and the statutory federal income tax rate (35 percent) is the effect of state and local income taxes.

9. PAIB Agreement

Proprietary accounts held at the Clearing Broker (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between WON & Co. and the Clearing Broker which requires, among other things, for the Clearing Broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

10. Computer, Equipment and Leasehold Improvements

The following summarizes the Company's computer, equipment and leasehold improvements at December 31, 2001:

Computer and equipment	$ 8,438,378
Leasehold improvements	1,484,948
Less – Accumulated Depreciation	(6,971,190)
	$ 2,952,136

11. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	DGI	FINADCO
Total Assets	$3,777,722	$605,663
WON & Co.'s Investment in Stockholder's Equity	$ 180,535	$ 16,809
Net Income	$ 857,844	$ 6,201